UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated September 4, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: September 4, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

September 4, 2008

Dejour Announces Management Changes

Calgary, Alberta September 4, 2008:  Dejour Enterprises Ltd. announces that Mr. Garry Topolnitsky will join the firm as VP Finance, a newly created position in Dejour Energy (Alberta) Ltd.'s Calgary office, effective immediately.

Mr. Topolnitsky is a Certified Management Accountant (CMA) with senior executive finance experience with several Canadian and International firms based in Calgary including Texaco, Resolute Energy and Paramount Energy.  He leaves the position of CFO/VP Finance at Saxony Resources to join Dejour as an integral member of the financial team supervising the future growth expansion of the Company's Canadian operations.

Charles Dove, President, Dejour Energy (Alberta) commented, “The VP Finance is a newly created position, necessitated by the tremendous growth we have experienced and continue to anticipate. We were thrilled by the calibre of talent drawn to Dejour and Garry’s expertise in finance will facilitate our greater focus on the technical and development activities in the Peace River Arch and notably the Dejour's forthcoming Montney operations.”

In other business, the Company reports that Mr. Douglas Cannaday is no longer President and COO. Mr. Cannaday will remain a board member of Dejour Enterprises Ltd. until the next AGM, 10-17-2008.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051 Email: investor@dejour.com